

Mail Stop 7010

October 5, 2007

Edward P. Hennessey, Jr.
Chief Executive Officer and President
CleanTech Biofuels, Inc.
7320 Forsyth, Unit 102
St. Louis, Missouri 63105

> **Re:** **CleanTech Biofuels, Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 10, 2006**
> **File No. 333-145939**

Dear Mr. Hennessey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because of the nature and size of the Series A Convertible Debenture transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities or reduce the size of the offering.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the April 2007 private placement (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

3. Please disclose whether you intend to list your securities on the OTCBB.

4. Disclose in the summary and risk factors sections that you are a shell company since you meet the definition as set forth in Rule 405 of the Securities Act. Please also confirm that when you file your periodic reports on Form 10-SB or Form 10-QSB, that you will indicate by checkmark that the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

5. We note your disclosure in the risk factors that companies that effect reverse mergers, such as CleanTech, are particularly susceptible to speculative trading. Please disclose your intent to enter in to a reverse merger within the next 12 months.

Prospectus Cover Page

6. Because there is currently no public market for your common shares, please revise the third paragraph of your cover page and plan of distribution to provide that selling shareholders will sell at a fixed price or bona fide range until your securities are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933 and Item 501(a)(8) of Regulation S-B.

Prospectus Summary, page 1

7. Please disclose the material terms of the convertible debentures and describe the transactions relating to the promissory notes for the shares you are registering, including the conversion of the notes.

Offering, page 3

8. Please disclose the number of shares currently outstanding held by non-affiliates and how you calculated this number.

Risk Factors, page 4

9. Please delete the third sentence of the first paragraph on page 4. All material risks should be described. If risks are not deemed material, you should not reference them.

We may note be able to attract and retain management . . ., page 7

10. Please clarify throughout the filing the percentage of time each executive officer spends on the company's business on a weekly basis. We note, for example, your disclosure on page 46 that Edward Hennessey is the president and director of Supercritical Recovery Systems, Inc. Disclose any conflicts of interests that the executive officers may have with the company as a result of other business affiliations.

Forward Looking Statements, page 15

11. Sections 27A(b)(1)(C) of the Securities Act and Sections 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise the first sentence accordingly.

Registration Rights, page 17

12. Please disclose how you accounted for the registration rights related to the Series A Debentures. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, if applicable.

Plan of Operation, page 18

13. Please disclose the estimated timeframe and cost for each item listed in your plan of operation. Also disclose the costs incurred to date for the project and the anticipated completion dates.

Results of Operation, page 19

14. Please discuss the business reasons for the changes between periods in your financial statements for the two most recent fiscal years and interim periods presented. Where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item. Your discussion and analysis should provide investors with sufficient information to understand any trends and expectations for the future through the eyes of management.

Liquidity and Capital Resources, page 23

15. You indicate that costs will be substantially greater than the amount of funds you currently have available and you will have to obtain additional funds during the next six to twelve months. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented and a reasonable detailed discussion of your ability or inability to generate sufficient cash to support operations.

Business, page 22

Our Technologies, page 26

16. Please describe in greater detail the design and engineering issues and redesign efforts you describe on page 27 relating to the Eley technology.

17. Please clarify how World Waste's patent for the Eley technology affects your activities. For example, would World Waste be a competitor? If so, what are its resources and ability to use the technology?

18. Please describe in greater detail World Waste's suit against Bio-Products and how that may affect your activities. We note your disclosure in the risk factors that any breach of the license agreement by Bio-Products could adversely affect your rights to the Eley technology.

Intellectual Property License Terms, page 37

19. Please describe the termination provisions of the license agreements.

Directors, Executive Officers, Promoters and Control Persons, page 41

20. Please provide the disclosure required by Item 404 of Regulation S-B. We note the related party transactions disclosure in the financial statement footnotes.

21. Please state the names of the promoters and the nature and amount of anything of value received or to be received by each promoter. See Item 404(c) of Regulation S-B.

22. Please disclose any securities issuances to executive officers and their affiliates as required by Item 404 of Regulation S-B.

Selling Stockholders, page 47

23. Describe how each selling shareholder acquired the securities they are selling.

24. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Financial Statements

Statement of Operations, page F-4

25. Please revise your historical statements of income to present earnings per share information as required by SFAS 128, *Earnings per Share*. The earnings per share information should be retroactively restated to present the effects of the recapitalization since the transaction is essentially a stock split. See our additional comment below regarding the accounting and presentation of the May 2007 merger.

26. Please disclose the components of "other income" in your statement of operations for the year ended December 31, 2006.

Statements of Changes in Stockholders' Deficit, page F-5 and F-13 and Note (4)

Stockholders' Deficit on page F-9 and Note (5) Stockholders' Deficit page F-16

27. Please be advised that all share and per share disclosures throughout the filing should be retroactively restated for the May 2007 recapitalization in a manner

similar to a stock split. In this regard, we believe that the equity of Alternative Ethanol Technologies (AETA) prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the 39,375,366 shares received by SRS Energy in the merger. In your June 30, 2007 financial statements, we believe that the shares held by AETA immediately prior to the merger should be reflected on a separate line item titled "Shares effectively issued to former AETAs shareholders as part of the May 31, 2007 recapitalization," presented as though this were an issuance of stock on May 31, 2007. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128.

28. Please revise your statement of changes in stockholders' deficit to include the disclosures required by paragraph 11(d)(1)-(3) of SFAS 7. SFAS 7 requires that for each issuance, your statement of stockholders' equity should include the date and number of stock, warrants, rights or other equity securities issued, the per share dollar amounts assigned to the consideration received and the nature of the consideration received.

Statement of Cash Flows, page F-6

29. Please revise your statement of cash flows to include changes in your "advances - related parties" in cash flows from financing activities instead of cash flows from operating activities in accordance with paragraph 18 of SFAS 95.

Note 3 – Technology Licenses, page F-8

30. On page 38, you indicate that your license to use the Eley technology is a period of twenty years. Please provide the following:

- Disclose the significant terms and characteristics of your technology license agreements, including the various elements of products and services to be delivered by each party, the contract period, payment terms and amounts, obligations of the parties, events and circumstances that trigger milestone payments, and termination provisions.
- Please tell us why you are not amortizing your technology licenses. In this regard, we note that your licenses are effective for a definite period of time. If appropriate, please disclose when you intend to begin amortizing your technology licenses and your basis for delaying amortization of these intangible assets. Please cite the accounting literature used to support your conclusions.

Financial Statements – June 30, 2007

General

31. Please make corresponding changes in your interim financial statements to address the comments written above, as appropriate.

Statements of Changes in Stockholders' Deficit, page F-13

32. In Note 5 on page F-16, you indicate that in May 2007, SRS Energy completed its reverse merger with AETA with the issuance of 38,623,780 share of AETA's common stock. However, in your statement of changes in stockholders' deficit, you indicate that the recapitalization resulted in the issuance of 39,375,366 share of AETA's common stock. Please advise or revise accordingly.

Note 2 – Organization, page F-15

33. Please revise the first two paragraphs to discuss the merger and the resulting accounting and financial statement presentation in more easily understood terms. Your current disclosures make it difficult to understand who the acquirer and acquiree is for legal versus accounting purposes. In addition, ensure your disclosures adequately address the distribution by the former parent of SRS Energy shares prior to the merger as well as the accounting implication of this transaction, if any.

Note 4 – Series A Convertible Debentures, page F-16

34. You indicate that you sold $1.4 million of Series A Convertible Debentures that convert into shares of the Company's Common stock at $.15 per share. We have the following comments regarding this transaction.

- With reference to EITF 98-15 and the fair value of your common stock as of the commitment date for your Series A Convertible Debentures, tell us what consideration you gave to recognizing a beneficial conversion feature related to the conversion terms of your debentures. In this regard, we note your disclosures on page 16 that the trading price for your common stock during the second quarter of fiscal year 2007 was $.65 to $1.01.
- We note that in connection with the sale of the debentures, you received cash of $950,000 and a Promissory Notes Receivable of $450,000. Based on the amounts reflected on your balance sheet as of June 30, 2007 it appears that you have offset the $450,000 note receivable against the $450,000 Series A Convertible Debenture. With reference to FIN39, tell us supplementally and expand your disclosures to address the appropriateness of this presentation.

Note 6 – Related Party Transactions, page F-16

35. You indicate that in April 2007, the Company issued a warrant exercisable for four years to purchase 1,923,497 shares of common stock at $.13 per share. Please tell us supplementally and expand your disclosures to clarify how you accounted for the issuance of these warrants. Please cite the accounting literature used to support your accounting.

Item 26. Recent Sales of Unregistered Securities, page II-2

36. Please revise your disclosure to address how you account for the stock options and restricted stock awarded to your executives and directors on August 21, 2007 and August 31, 2007 as discussed on page II-3. Your disclosures should also address how you accounted for the warrants issued to RAM Resources, LLC on August 30, 2007 to purchase 1,923,495 shares of your common stock at a price of $.13 per share.

37. You indicate that on May 24, 2007 holders of certain convertible notes originally issued in 2003 and 2004 by Long Road Entertainment converted their notes at $.01 per share of common stock pursuant to the terms of the notes. You further indicate that as a result you issued 9,366,800 shares of your common stock. We see the issuance of such shares in your June 30, 2007 interim financial statements. However, it is unclear to us how the convertible notes were reflected in your financial statements prior to the May 24, 2007 conversion. Please expand your financial statement disclosures to better clarify.

Exhibit 5.1 – Legal Opinion

38. Please revise the opinion to indicate that Sauerwein, Simon & Blanchard is acting as counsel for the company.

39. Please reconcile the number of shares reflected in the legal opinion with the shares being registered in the registration statement.

40. Please revise paragraph B to reflect that the 7,866,800 shares outstanding "are" duly authorized, validly issued and outstanding, fully paid and nonassessable.

41. In paragraph B(ii), please delete the words "upon issuance or transfer."

42. Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. Please see

Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Ruben K. Chuquimia, Esq.
Gallop, Johnson, & Neuman, L.C.
101 S. Hanley, Suite 1700
St. Louis, Missouri 63105